BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 • Chicago, Illinois 60602-4207

312.372.1121 • Fax 312.827.8000

KIMBERLY H. NOVOTNY

312.807-4218

knovotny@bellboyd.com

Direct Fax:   312.827-7075

VIA EDGAR

June 29, 2006

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Pearl Mutual Funds
(File Nos. 333-53390 and 811-10261)

Ladies and Gentlemen:

On behalf of Pearl Mutual Funds (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the Trust’s amended fidelity bond issued by Cincinnati Insurance Company (the “Bond”) covering the one-year period beginning December 31, 2005 (attached as Exhibit A);

2.	One copy of the resolutions adopted by the Trust’s board of trustees, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by the Trust (attached as Exhibit B); and

3.	One copy of the Fidelity Bond Allocation Agreement dated June 27, 2006 among the Trust, Pearl Management Company and Pearl Management Company Retirement Plan (attached as Exhibit C).

The Trust is named as an insured under a joint insured bond; otherwise it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $525,000. The bond was prepaid for a term of one year beginning December 31, 2005.

If you have any questions or require additional information, please contact Stacy Winick at 202-955-7040.

Very truly yours,

/s/ Kimberly H. Novotny
Kimberly H. Novotny

cc: Robert H. Solt (w/encls.)

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